Exhibit 23.3









                       Independent Auditors' Consent

The Board of Directors
Alliance Bancorp of New England, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of NewAlliance Bancshares, Inc of our report dated January 28, 2003 (except as to Note 16, which is as of July 16, 2003) with respect to the consolidated balance sheets of Alliance Bancorp of New England, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, statements of changes in shareholders' equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the prospectus, dated February 9, 2004, included in the registration statement (No. 333-109266) on Form S-1 filed by NewAlliance Bancshares, Inc.

/s/KMPG LLP

Hartford, Connecticut
March 30, 2004